November 1, 2017

Via EDGAR Correspondence Filing

Megan Miller
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (the “Fund”)
File No. 811-23067

Dear Ms. Miller:

This letter responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), provided by telephone conference on October 2, 2017 in connection with the Staff’s review of periodic disclosures as required by Section 408 of the Sarbanes-Oxley Act of 2002, regarding the Fund’s Annual Report for the fiscal year ended June 30, 2017 (the “Annual Report”) as filed on Form N-CSR with the SEC on September 8, 2017.

1.
The minimum initial investment in the Fund is $1,000,000, whereas the line graph titled “Comparison of a $10,000 Investment in RiverNorth Marketplace Lending Corp. and Bloomberg Barclays US Aggregate Bond Index” on page 2 of the Annual Report uses an investment amount of $10,000 as a base for comparison between the Fund and its benchmark. Accordingly, in future reports, please align the information in the line graph with the actual minimum initial investment amount required by the Fund.

Response:	The Fund will make the requested change for future reports.

2.
Pursuant to Item 24 of Form N-2, please include in future reports one or more tables, charts, or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories (e.g., geographic region, credit quality, or maturity) in relation to the Fund’s investment objective.

Response:	The Fund will include the requested table/chart/graph in future reports.

3.
Under the discussion of the contributing factors that were responsible for the Fund’s relative performance, the Annual Report notes that the Fund’s holdings in cash in excess of its targeted amount can be a detractor to returns. In future reports, please state whether the Fund’s excess cash (if any) did indeed detract from returns and describe more specifically how the Fund’s excess cash impacted performance.

Response:	The Fund will include the requested disclosure (if applicable) in future reports.

4.	In future reports, please provide under Summary Schedule of Investments the items under Regulation S-X 12-12B, footnote 11, with respect to each issue of restricted securities of the Fund.

Response:	To the extent the Fund’s investments may be deemed to be restricted securities, it will include the requested items in future reports.

5.	Please consider disclosing the yield or interest rate for all of the Fund’s investments identified under “Item 6—Investments.”

Response:
The Fund will continue to disclose the interest rate for all of its investments having a stated interest rate and, for investments that do not have a stated interest rate, the Fund will disclose in future reports an estimated effective yield.

6.
Please provide a description of restricted securities in the Notes to Financial Statements, including, for example, that the Fund may invest a substantial portion of its assets in restricted securities, that the Fund’s restricted securities may be eligible for resale only to qualified institutional investors, and that certain restricted securities have been deemed to be illiquid.

Response:	To the extent that such may be deemed to be applicable to the Fund, it will include the requested disclosure in future reports.

7.
In addition to the aggregate dollar amount, please consider for future reports disclosing the percentage of loans with past due principal and interest relative to net assets under footnote A to the Summary Schedule of Investments.

Response:	The Fund will include this disclosure in future reports.

8.	In future reports, pursuant to Regulation S-X 6-04.12, please state the fees payable to the Fund’s officers and directors as of the fiscal year end.

Response:	The Fund will include this disclosure in future reports.

9.
In future reports, please disclose in the discussion of valuation under Notes to Financial Statements the frequency at which the valuation specialist provides valuations of the Fund’s marketplace loans.

Response:	The Fund will include this disclosure in future reports.

10.	In future reports, please provide the narrative description required under ASC 820-10-50-2G as to the sensitivity of fair value measurements.

Response:	The Fund will include this disclosure in future reports.

11.
In accordance with paragraph .73 of the AICPA Audit Risk Alert—Investment Companies Industry Developments 2008/2009, please expand the disclosure under Note 4 of the Notes to Financial Statements to confirm that, under the expense reimbursement arrangement with the Adviser, the amount of waived expenses from a prior year that may be recaptured, taken together with the fees and expenses of the Fund at the time of recovery, will not exceed the lesser of (i) the expense cap in effect at the time the expenses were waived, and (ii) the expense cap in effect at the time the recapture is sought.

Response:	The Fund will include this disclosure in future reports.

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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Walter Draney at (312) 845-3273 or Roy Kim at (312) 845-3850

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter L. Draney
Walter L. Draney, Esq.

cc:	Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.

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